Exhibit 99.1

Raging Capital Comments on EZchip

Raises Concerns Over EZchip’s Commitment to a Successful Go Shop Process to Maximize Value for Shareholders

Continues to Demand Greater Transparency So Shareholders Can Make a Fully Informed Decision About EZchip’s Future

ROCKY HILL, N.J., December 14, 2015 /PRNewswire/ -- Raging Capital Management, LLC (“Raging Capital”), the largest shareholder of EZchip Semiconductor Ltd. (NASDAQ: EZCH) (“EZchip” or the “Company”) owning approximately 7.9% of the ordinary shares outstanding, commented today on the Go Shop process that EZchip initiated after the Company postponed the shareholder vote on the Company’s proposed sale to Mellanox Technologies, Ltd. (NASDAQ: MLNX) (“Mellanox”).

On November 12, 2015, the day EZchip shareholders were scheduled to vote on the Company’s proposed sale to Mellanox, EZchip announced that it decided to postpone the vote on the sale and amend the merger agreement to provide for a thirty day Go Shop period.   We believe the Company postponed the vote since it did not receive the requisite vote at the shareholder meeting it had scheduled in order to approve the ill-advised and undervalued $25.50 per share buyout offer.

Despite EZchip’s last minute maneuvers, the postponed merger with Mellanox and the establishment of an additional Go Shop provision was a victory for EZchip shareholders.  And while it confirmed to Raging Capital our strong belief that the original process to sell EZchip was both flawed and incomplete, it ultimately provided the Company with an opportunity to engage other interested parties to make a fulsome bid.

Unfortunately, instead of making EZchip as attractive as possible to prospective bidders, EZchip’s CEO Eli Fruchter has instead used this time trying to convince shareholders who voted against the Mellanox transaction that the Company’s prospects aren’t as good as he once said they were.

Eli Fruchter’s comments posted on a fee-based, subscription-only message board are inappropriate and potentially damaging to shareholders

In fact, it has come to our attention that Mr. Fruchter has recently been posting comments on a private subscription-based message board which paint a negative picture of the business.  In our opinion, Mr. Fruchter’s imprudent comments are intentionally sabotaging the Go Shop process.  Not only are Mr. Fruchter’s comments downplaying the Company’s future business prospects in a manner completely inappropriate for a public-company CEO in the midst of what should be a competitive sale process, but they reveal how his motives may be focused only on closing a transaction with his neighbors at Mellanox and misaligned with shareholders who seek to maximize the value of their shares.

Raging Capital previously publicly requested EZchip to “…update its shareholders with a current list of NPS design wins and host a conference call with an open Q&A for all shareholders in order to provide appropriate transparency into the current state of the business...”  We continue to call on the Company to be fully transparent with all shareholders, and would ask it to refrain from making statements on private message boards, particularly those that are designed to promote the ill-advised sale to Mellanox and diminish the prospects of all other alternatives for the Company and its shareholders.

Raging Capital continues to believe that EZchip should not have entered into the agreement to sell to Mellanox at $25.50 per share because we believe the Company is worth much more.  We also strongly believe that now that the Company has the right to a Go Shop, they should be using all of their efforts to maximize shareholder value by securing a superior transaction rather than aggressively promoting the ill-advised sale to Mellanox.  In the event that the Company fails to obtain a superior offer via the Go Shop process, Raging Capital intends to once again vote against the proposed sale to Mellanox.

Media Contact:

Hedge Fund Solutions, LLC

Damien Park, 215-325-0514

Investor Contact:

Raging Capital Management, LLC

Kenneth Traub, 609-357-1874